Exhibit 99.1

IMRIS receives CE mark for integrating latest generation MR scanners within VISIUS Surgical Theatre in European market

Core MRI technology provides most advanced scanners for highest intraoperative image quality and best workflow available

MINNEAPOLIS, July 23, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that the Company has obtained regulatory CE mark for integrating the next generation MRI core technology into the VISIUS® Surgical Theatre allowing for sales and marketing in the European Union.

This newest imaging technology, based on the Siemens Aera 1.5T(tesla) and Skyra 3.0T MRI scanners, helps IMRIS deliver even better image quality, faster 3D image acquisition, and improved ease-of-use and workflow during surgical procedures using intraoperative MRI (iMRI). The Company received United States Food and Drug Administration (FDA) approval for these advancements in February 2014.

"These high-field intraoperative scanner options will give a hospital's clinical team state-of-the-art applications and image quality that increase productivity," said IMRIS President and CEO Jay D. Miller. "We bring the latest and unequaled imaging technology into the operating room where it can make the most difference - during the surgery. More and more neurosurgical centers are using image guidance with VISIUS iMRI for an expanding list of conditions and procedures and adjunctive interventions beyond brain tumor resections, such as laser ablation for tumors and epilepsy using stereotactic tools, deep brain stimulation (DBS) and other minimally-invasive techniques that are designed to improve patient outcomes."

Inside a VISIUS Surgical Theatre equipped with high-field iMRI, surgeons have on-demand access to real-time data and state-of-the-art imaging during the procedure as the scanner uniquely moves on ceiling-mounted rails. The Company also designs and manufactures proprietary intraoperative CTs, head fixation devices, imaging coils, and OR tables for use in this unique and multifunctional intraoperative environment.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 58 leading medical institutions around the world.

SOURCE IMRIS Inc.

Image with caption: "The IMRIS VISIUS Surgical Theatre with intraoperative MRI (iMRI) has received CE mark for European distribution for including Siemens Aera and Skyra MR technology. This provides neurosurgeons using the system with the most advanced MR scanners for the highest intraoperative image quality and workflow in an operating room. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20140723_C8482_PHOTO_EN_42224.jpg

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS, Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 08:00e 23-JUL-14